CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-72186, 33-54026, 33-44485, 33-37470, 33-37469, 33-34728, 33-34519, 33-25639, 33-22147, 33-57849, 333-88535, 333-58772, 333-103163, 333-122559, 333-132888, and 333-157416 on Form S-8 of our report dated August 26, 2009 relating to the consolidated financial statements and financial statement schedule of Maxim Integrated Products, Inc. and its subsidiaries (collectively the ñCompanyò) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of (i) Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*, effective July 1, 2007, and (ii) Emerging Issues Task Force Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements,* effective July 1, 2007), and our report dated August 26, 2009 relating to the effectiveness of the Companyôs internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 27, 2009.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 26, 2009